[redacted]armalat finanziaria spa
in Amministrazione Straordinaria
pitale sociale sottoscritto e versato Euro 815.669.721

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, September 1, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") on behalf of Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat Finanziaria S.p.A. in Extraordinary Administration

The Extraordinary Commissioner

Enrico Bondi

Enrico Bondi

dlw 9/14

Enclosures

PRESS RELEASE
Released outside the U.S.

Bankruptcy Protection Under Section 304 is Extended

Collecchio (Parma), September 1st, 2005 – Parmalat Finanziaria Spa in Extraordinary Administration announces that, on 30th August 2005, a U.S. Federal Court in New York extended until November 17, 2005 the protection from creditors available to the Parmalat Group pursuant to law (11 USC, Section 304), rejecting an objection by about 30 subscribers of the Group's notes.

The U.S. Court set November 16, 2005 as the date for a hearing on this issue.

Parmalat Finanziaria S.p.A.
in Extraordinary Administration

This press release is not an offer of securities for sale in the United States. The securities offered in connection with the Proposal of Composition with Creditors may not be offered or sold in the United States, absent registration in accordance with the United States Securities Act of 1933 or lacking an applicable exemption from registration pursuant to U.S. law. Any such offer of securities will be made exclusively by means of a Prospectus containing detailed information about the issuer and the issuer's financial statements.